UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EUROWEB INTERNATIONAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

298801101
(CUSIP Number)

Gordon Bajnai
H-1134 Budapest
Klapka u. 11, Hungary
+36-1-451-4829

COPY TO:

Thomas J. Egan, Jr.
Baker & McKenzie LLP
815 Connecticut Avenue, N.W.
Washington, DC 20006
(202) 452-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298801101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Vitonas Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[ ]
			(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[ ]

6.	Citizenship or Place of Organization

Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]

13.	Percent of Class Represented by Amount in Row (11)

0 percent

14.	Type of Reporting Person
OO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 298801101

Vitonas Investments Limited (“Vitonas”) makes this filing to amend certain information previously reported by Vitonas.  This filing constitutes Amendment No. 1 to the Statement on Schedule 13D of Vitonas (“Amendment No. 1”).  Vitonas amends such prior Schedule 13D report with respect to the common stock, par value $0.001 per share (the “Common Stock”) of EuroWeb International Corp. (“EuroWeb”) by adding the following information to the items indicated:

Item 4.    Purpose of Transaction.

On August 9, 2004, pursuant to the Sale and Purchase Agreement, EuroWeb appointed Mr. Janos Koka to its board of directors.  Mr. Koka resigned from his position on the board of directors on October 4, 2004.  On November 9, 2004, Mr. Gabor Ormosy was appointed to its board of directors in accordance with the Sale and Purchase Agreement.

Pursuant to the Share Sale and Purchase Agreement between Vitonas and Fleminghouse Investments Limited (“Fleminghouse”), dated July 31, 2004 (“Share Purchase Agreement”), Vitonas agreed to transfer 522,054 shares of Common Stock of EuroWeb to Fleminghouse for an aggregate purchase price of approximately $2.3 million.  The transfer of shares occurred on January 6, 2005.  Fleminghouse is beneficially owned by the same entities as Vitonas.

In addition, Vitonas transferred all rights and obligations under the Sale and Purchase Agreement, the Pledge and Escrow Agreement, and the Registration Rights Agreement to Fleminghouse through a series of assignment agreements, dated July 31, 2004 (collectively, “Assignment Agreements”).

References to, and descriptions of, the Share Purchase Agreement and the Assignment Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Share Purchase Agreement and the Assignment Agreements attached to this Schedule 13D as Exhibit 1 and Exhibits 2, 3, and 4, respectively, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.    Interest in Securities of the Issuer.

As of January 6, 2005, Vitonas ceased to be the beneficial owner of more than 5% of the Common Stock.

The information set forth in Item 4 is incorporated in this Item 5 by reference.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated in this Item 6 by reference.  Copies of the Share Purchase Agreement and Assignment Agreements are attached to this Schedule 13D as Exhibit 1 and Exhibits 2, 3, and 4, respectively.

Item 7.    Material to be filed as Exhibits.

The following are attached as exhibits:

CUSIP No. 298801101

Exhibit Description

1.                                       Share Sale and Purchase Agreement, dated July 31, 2004.

2.                                       Assignment Agreement, dated as of July 31, 2004.

3.                                       Assignment Agreement, dated as of July 31, 2004.

4.                                       Assignment Agreement, dated as of July 31, 2004.

CUSIP No. 298801101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2005

VITONAS INVESTMENTS LIMITED
a Cyprus limited liability company

/s/ Gordon Bajnai
By: Gordon Bajnai
Its:	Director

/s/ Gyula Gansperger
By:	Gyula Gansperger
Its:	Director